Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-187457

PROSPECTUS

OFFER TO EXCHANGE

$175,000,000 of 4.50% Senior Notes due 2018

and the full and unconditional, joint and several

guarantees thereof by all of our existing subsidiaries

(other than our Unrestricted Subsidiaries)

that have been registered under the Securities Act of 1933

for any and all of our outstanding

$175,000,000 of 4.50% Senior Notes due 2018

and the full and unconditional, joint and several

guarantees thereof by all of our existing subsidiaries

(other than our Unrestricted Subsidiaries)

that have not been registered under the Securities Act of 1933

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT,

NEW YORK CITY TIME, ON MAY 21, 2013, UNLESS EXTENDED.

We are offering to exchange up to $175 million aggregate principal amount of our registered 4.50% Senior Notes due 2018 (the “exchange notes”), for the identical aggregate principal amount of our outstanding unregistered 4.50% Senior Notes due 2018, which were issued on March 13, 2013 (the “outstanding notes”). The aggregate principal amount of the outstanding notes, and therefore, the aggregate principal amount of exchange notes which would be issued if all the outstanding notes were exchanged, is $175 million. The exchange offer will expire at midnight, New York City time, on May 21, 2013 unless we extend the offer. Promptly following the expiration of the exchange offer, we will exchange the exchange notes for all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer. The terms of the exchange notes to be issued will be identical in all material respects to those of the outstanding notes, except that the exchange notes do not have any transfer restrictions, registration rights or rights to additional interest. We will not receive any cash proceeds from the exchange offer.

The notes are our unsecured senior obligations. The notes rank equally with all of our other unsecured senior indebtedness.

Prior to the exchange offer, there has been no public market for the exchange notes. We do not currently intend to list the exchange notes on a securities exchange or seek approval for quotation of the exchange notes on an automated quotation system. Therefore, it is unlikely that an active trading market for the exchange notes will develop.

The exchange agent for the exchange offer is Wells Fargo Bank, National Association.

See “Risk Factors” beginning on page 10, for a discussion of certain factors that should be considered in evaluating the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities. Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The date of this prospectus is April 24, 2013.

ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about us that is not included in or delivered with the document. This information is available without charge to security holders upon written or oral request. You may request a copy of this information, at no cost, by calling us or by writing to us at our principal executive offices in Arizona at the following address:

Meritage Homes Corporation

17851 North 85th Street, Suite 300

Scottsdale, Arizona 85255

Attention: Investor Relations

Telephone: (480) 515-8100

In order to obtain timely delivery, you must make your request no later than five business days before the expiration of the exchange offer. The exchange offer will expire on May 21, 2013, unless extended.

Our obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file periodic reports and other information with the SEC may be suspended, under certain circumstances, if our common stock and exchange notes are each held by fewer than 300 holders of record at the beginning of any fiscal year and are not listed on a national securities exchange. We have agreed that, whether or not we are required to do so by the rules and regulations of the Securities and Exchange Commission (the “SEC”), for so long as any of the exchange notes remain outstanding we will furnish to the holders of the exchange notes, and if required by the Exchange Act, file with the SEC, all annual, quarterly and current reports that we are or would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, we have agreed that, as long as any of the outstanding notes remain outstanding, we will make the information required by Rule 144A(d)(4) under the Securities Act of 1933, as amended (the “Securities Act”), available to any prospective purchaser of outstanding notes or beneficial owner of outstanding notes in connection with a sale of them.

No person has been authorized to give any information or to make any representations, other than those contained in this prospectus. If given or made, that information or those representations may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to or solicitation of any person in any jurisdiction in which such an offer or solicitation would be unlawful.

(i)

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document (including the documents incorporated herein by reference) and the documents to which we have referred you. Unless otherwise indicated in this prospectus, the terms “Meritage,” the “Company,” “we,” “our” and “us” refer to Meritage Homes Corporation and its subsidiaries and predecessors as a combined entity.

MERITAGE HOMES CORPORATION

Meritage Homes is a leading designer and builder of single-family detached homes based on the number of home closings. We primarily build in the historically high-growth regions of the western and southern United States and offer a variety of homes that are designed to appeal to a wide range of homebuyers, including first-time, move-up, active adult and luxury. We have operations in seven states: Arizona, California, Nevada, Texas, Colorado, Florida, and the Carolinas. Operations within the Carolinas include the Raleigh and Charlotte metropolitan areas, with some Charlotte communities located across the border into South Carolina.

Our homebuilding and marketing activities are conducted under the Meritage Homes brand, except for Arizona and Texas where we also operate under the Name Monterey Homes. At December 31, 2012, we were actively selling homes in 158 communities, with base prices ranging from approximately $107,000 to $752,000.

We currently build and sell homes in seven states in the following markets:

Markets

Phoenix, AZ

Dallas/Ft. Worth, TX

Austin, TX

Tucson, AZ

Houston, TX

East Bay/Central Valley, CA

Sacramento, CA

Las Vegas, NV

San Antonio, TX

Inland Empire, CA

Denver, CO

Orlando, FL

Raleigh, NC

Tampa, FL

Charlotte, NC

We continue to focus on successfully differentiating ourselves from our competition by offering exciting and desirable new plans that successfully demonstrate the benefits of our industry-leading energy efficient homes situated in well-located communities. We also offer our buyers the ability to personalize their homes and provide a home warranty, successfully setting us apart from the competition we face with resale homes. Overall, our positive results throughout 2012 have strengthened our financial position, with solid improvements in all of our key operating metrics, including increases in orders per community, closings, average sales prices, orders, backlog, gross margin and net earnings.

Total home closing revenue was $1.2 billion for the year ended December 31, 2012, increasing 37.6% from $860.9 million for 2011. We earned net income of $105.2 million compared to a net loss of $21.1 million in 2011. Our 2012 results include only $2.0 million of real estate-related impairments, a $5.8 million loss from early extinguishment of debt, a $8.7 million charge for litigation accruals related to a joint venture, and reflect a $76.3 million benefit from income taxes due to the reversal of most of our deferred tax asset valuation allowance. In 2011, results included $15.3 million of real estate-related impairments, $9.2 million of which is related to the wind down of our Las Vegas operations.

At December 31, 2012, our backlog of $479.3 million was up 92.6% from $248.9 million at December 31, 2011. Increased home orders per community in 2012 are largely responsible for the increase in ending 2012 backlog over 2011. Our average sales price for homes in backlog increased to $325,600, up 19.7% from $272,000 at December 31, 2011, primarily due to mix of homes shifting to higher-priced markets and states, more sought-after closer-in locations, and our pricing power in many communities. Our cancellation rate on sales orders as a percentage of gross sales decreased in 2012 to 13.2%, down from 17.0% for the year ended December 31, 2011, reflecting a high quality backlog and greater confidence among buyers, supported by increasing prices and expectations of further home value appreciation.

CORPORATE INFORMATION

We are a Maryland corporation. Our principal offices are at 17851 North 85th Street, Suite 300, Scottsdale, Arizona. Our telephone number at these offices is (480) 515-8100. Our website address is www.meritagehomes.com. The information on our website is not part of this prospectus.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial and operating data of Meritage Homes Corporation and subsidiaries as of and for each of the last five years ended December 31, 2012 on an actual and adjusted basis. The adjusted data gives effect to the issuance of $175 million aggregate principal amount of the notes and the use of the proceeds to repurchase or redeem all $99.8 million of our 7.731% Senior Subordinated Notes due 2017 (collectively, the “Refinancing Transaction”). The adjusted statement of operations data gives effect to the Refinancing Transaction as though it occurred on January 1, 2012. The actual financial data as of and for the years ended December 31, 2008 through 2012 has been derived from our audited consolidated financial statements and related notes. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in Meritage’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference herein. These results may not be indicative of future results.

	Consolidated Financial Data (Dollars in thousands, except per share amounts)
	Year Ended December 31, 2012			Year Ended December 31,
				2011	2010	2009	2008
	As Adjusted		Actual	Actual	Actual	Actual	Actual
Statement of Operations Data:
Total closing revenue	$1,193,674		$1,193,674	$861,244	$941,656	$970,313	$1,523,068
Total cost of closings	$(973,466)		$(973,466)	$(704,812)	$(767,509)	$(840,046)	$(1,322,544)
Impairments	$(2,009)		$(2,009)	$(15,324)	$(6,451)	$(126,216)	$(237,439)

Gross profit/(loss)	$218,199		$218,199	$141,108	$167,696	$4,051	$(36,915)
Commissions and other sales costs	$(94,833)		$(94,833)	$(74,912)	$(76,798)	$(78,683)	$(136,860)
General and administrative expenses	$(68,185)		$(68,185)	$(64,184)	$(59,784)	$(59,461)	$(64,793)
Goodwill and intangible asset impairments	—		—	—	—	—	$(1,133)
Earnings/(loss) from unconsolidated entities, net (1)	$10,233		$10,233	$5,849	$5,243	$4,013	$(17,038)
Interest expense	$(24,469	)(2)	$(24,244)	$(30,399)	$(33,722)	$(36,531)	$(23,653)
(Loss)/gain on extinguishment of debt	$(5,772)		$(5,772)	—	$(3,454)	$9,390	—
Other (loss)/income	$(6,544)		$(6,544)	$2,162	$3,303	$2,422	$4,426

Earnings/(loss) before income taxes	$28,629		$28,854	$(20,376)	$2,484	$(154,799)	$(275,966)
Benefit from/(provision for) income taxes	$76,309		$76,309	$730	$4,666	$88,343	$(15,969)

Net earnings/(loss)	$104,938	(3)	$105,163	$(21,106)	$7,150	$(66,456)	$(291,935)

Earnings/(loss) per common share:
Basic	$3.08		$3.09	$(0.65)	$0.22	$(2.12)	$(9.95)
Diluted	$3.00		$3.00	$(0.65)	$0.22	$(2.12)	$(9.95)

Balance Sheet Data (at period end):
Cash, cash equivalents, investments and securities and restricted cash	$366,245	(4)	$295,469	$333,187	$412,642	$391,378	$205,923
Real estate	$1,113,187		$1,113,187	$815,425	$738,928	$675,037	$859,305
Total assets	$1,646,623		$1,575,562	$1,221,378	$1,224,938	$1,242,667	$1,326,249
Senior, senior subordinated and senior convertible notes, loans payable and other borrowings	$797,972		$722,797	$606,409	$605,780	$605,009	$628,968
Total liabilities	$956,527		$881,352	$732,466	$724,943	$757,242	$799,043
Stockholders’ equity	$690,346	(5)	$694,210	$488,912	$499,995	$485,425	$527,206

Cash Flow Data:
Cash (used in)/provided by:
Operating activities	(224,886)		$(220,487)	$(74,136)	$32,551	$184,074	$199,829
Investing activities	23,844		$23,844	$141,182	$(174,515)	$(145,419)	$(23,263)
Financing activities	268,663		$193,488	$2,613	$(3,414)	$4,753	$1,680

(1)	Earnings/(loss) from unconsolidated entities in 2012, 2011, 2010, 2009 and 2008 includes $0, $0, $300,000, $2.8 million and $26.0 million, respectively, of joint venture investment impairments.
(2)	As adjusted balance reflects $225,000 of additional interest for the twelve month period ending December 31, 2012.
(3)	As adjusted net earnings/(loss) excludes a non-recurring estimated loss of $3.0 million related to the Company’s tender and call of existing debt and approximately $0.9 million in other charges, including the write-off of previously capitalized existing debt costs relating to the Refinancing Transaction.
(4)	As adjusted balance reflects $70.8 million net increase associated with the Refinancing Transaction.
(5)	As adjusted balance in stockholders’ equity reflects the impact of the non-recurring charge noted in footnote 3 above.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Year Ended December 31,
	2012	2011		2010	2009	2008
Ratio of Earnings to Fixed Charges (1)	1.4x	0.5x	(2)	1.2x	(2)	(2)
Pro Forma Ratio of Earnings to Fixed Charges	1.4x

(1)	There was no outstanding preferred stock during the periods presented; therefore, the ratio of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends were the same.
(2)	Earnings were not adequate to cover fixed charges by $22.9 million, $134.9 million and $237.3 million and for the years ended December 31, 2011, 2009 and 2008, respectively.

For additional information, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which is incorporated into this prospectus by reference.

ISSUANCE OF THE OUTSTANDING NOTES

We sold the outstanding $175 million aggregate principal amount of Senior Notes due 2018 to Citigroup Global Markets Inc. as initial purchaser, on March 13, 2013 pursuant to a purchase agreement dated February 27, 2013, between the initial purchaser and us. The initial purchaser subsequently resold the outstanding notes in reliance on Rule 144A and Regulation S under the Securities Act. We and the initial purchaser also entered into a registration rights agreement pursuant to which we agreed to offer to exchange the outstanding notes for exchange notes registered under the Securities Act and also granted holders of the outstanding notes rights under some circumstances to have resales of outstanding notes registered under the Securities Act. The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. See “The Exchange Offer — Purposes and Effects.”

The outstanding notes were issued under an indenture dated as of March 13, 2013, between Meritage Homes Corporation, its subsidiary guarantors and Wells Fargo Bank, National Association, as trustee. The exchange notes are also being issued under this indenture and will be entitled to the benefits of this indenture. The form and terms of the exchange notes will be identical in all material respects with the form and terms of the outstanding notes, except that (1) the exchange notes will have been registered under the Securities Act and, therefore, will not bear legends describing restrictions on transfer, and (2) holders of exchange notes will not be, and upon the completion of the exchange offer, holders of outstanding notes will no longer be, entitled to certain rights under the registration rights agreement intended for the holders of unregistered securities. The exchange offer will be deemed completed upon the delivery by us to the exchange agent under the indenture of exchange notes in the same aggregate principal amount as the aggregate principal amount of outstanding notes that are validly tendered and not withdrawn by holders of outstanding notes in response to the exchange offer. See “The Exchange Offer — Termination of Certain Rights,” “The Exchange Offer — Procedures for Tendering” and “Description of the Exchange Notes.”

We used the net proceeds from the offering of the outstanding notes to repurchase or redeem all $99.8 million aggregate principal amount of our 7.731% Senior Subordinated Notes due 2017, and we used the remaining net proceeds to pay related tender premiums and for general corporate purposes. We will receive no proceeds from completion of the exchange offer.

THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange $175 million aggregate principal amount of our 4.50% senior registered notes due 2018 for the identical aggregate principal amount of our outstanding unregistered 4.50% Senior Notes due 2018. At the date of this prospectus, $175 million principal amount of outstanding notes are outstanding. See “The Exchange Offer — Terms of the Exchange Offer.”

Expiration of the Exchange Offer	Midnight, New York City time, on May 21, 2013, unless the exchange offer is extended (the day on which the exchange offer expires being the expiration date). See “The Exchange Offer — Expiration Date; Extension; Termination; Amendments.”

Conditions of the Exchange Offer	The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. However, the exchange offer is subject to certain customary conditions, which we may waive. See “The Exchange Offer — Conditions of the Exchange Offer.”

Accrued Interest on the Outstanding Notes	The exchange notes will bear interest at the rate of 4.50% per annum from and including their date of issuance. When the first interest payment is made with regard to the exchange notes, we will also pay interest on the outstanding notes which are exchanged, from the date they were issued or the most recent interest date on which interest had been paid (if applicable) to, but not including, the day the exchange notes are issued. Interest on the outstanding notes which are exchanged will cease to accrue on the day prior to the day on which the exchange notes are issued. The interest rate on the outstanding notes may increase under certain circumstances if we are not in compliance with our obligations under the registration rights agreement. See “Description of the Exchange Notes.”

Procedures for Tendering the Outstanding Notes	In order to exchange your outstanding notes for exchange notes, you must validly tender and not withdraw them at or before midnight New York City time on the expiration date. You must follow the procedures established by The Depository Trust Company (“DTC”) for tendering the outstanding notes. These automated tender offer program (“ATOP”) procedures require that the exchange agent receive, prior to the expiration of the exchange offer, a computer-generated message known as an “agent’s message” that is transmitted through ATOP, and that DTC confirm that:

•	DTC has received your instructions to exchange your outstanding notes; and

•	you agree to be bound by the terms of the letter of transmittal.

You may tender your outstanding notes for exchange notes in whole or in part in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. By agreeing to the terms of the letter of transmittal, a holder will represent to us that, among other things, the person acquiring the outstanding notes will be doing so in the ordinary course of the person’s business, whether or not the person is the holder, that neither the holder nor any other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of the exchange notes and that neither the holder nor any such other person is an “affiliate,” as defined under Rule 405 of the Securities Act, of ours. Each broker or dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by the broker or dealer as a result of market-making activities or other trade activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and the procedures for book-entry transfer cannot be completed by the expiration of the exchange offer, you may tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Acceptance of the Outstanding Notes and Delivery of the Exchange Notes	Upon satisfaction or waiver of all conditions to the exchange offer, we will accept any and all outstanding notes that are properly tendered in response to the exchange offer prior to midnight, New York City time, on the expiration date. The exchange notes issued pursuant to the exchange offer will be delivered promptly after expiration of the exchange offer. See “The Exchange Offer — Procedures for Tendering.”

Withdrawal Rights	Tenders of outstanding notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

The Exchange Agent	Wells Fargo Bank, National Association is the exchange agent. The address and telephone number of the exchange agent are set forth in “The Exchange Offer — Exchange Agent.”

Fees and Expenses	We will bear all expenses incident to our consummation of the exchange offer and compliance with the registration rights agreement. We will also pay any transfer taxes which are applicable to the exchange offer (but not transfer taxes due to transfers of outstanding notes or exchange notes by the holder). See “The Exchange Offer — Fees and Expenses.”

Resales of the Exchange Notes

Based on interpretations by the staff of the SEC set forth in no-action letters issued to persons unrelated to us, we believe exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by the holder (other than (1) a broker-dealer who purchased the outstanding notes directly from us for resale pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act or (2) a person that is an affiliate of ours, as that term is defined in Rule 405 under the Securities Act), without registration or the need to deliver a prospectus under the Securities Act, provided that the holder is acquiring the exchange notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which outstanding notes were acquired by the broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “The Exchange Offer — Purposes and Effects.”

Federal Income Tax Consequences	The exchange offer will not be treated as a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Considerations.”

THE EXCHANGE NOTES

The exchange notes will evidence the same debt as the outstanding notes and will be entitled to the benefits of the indenture under which both the outstanding notes were, and the exchange notes will be, issued. The following summary is not intended to be complete. For a more detailed description of the exchange notes, see “Description of the Exchange Notes.”

Securities Offered	$175,000,000 aggregate principal amount of 4.50% Senior Notes due 2018.

Maturity Date	March 1, 2018

Interest Rate	The exchange notes will bear interest at 4.50% per year (calculated using a 360-day year composed of twelve 30-day months).

Interest Payment Dates	March 1 and September 1 of each year, beginning on September 1, 2013.

Sinking Fund	None

Ranking	The exchange notes will be our senior unsecured and unsubordinated obligations and rank equally with all of our other senior unsecured and unsubordinated indebtedness from time to time outstanding.

Guarantees	All of our current 100% owned subsidiaries will guarantee the exchange notes. The guarantees are full and unconditional and joint and several. In the event that a guarantor sells or disposes of all of such guarantor’s assets, or in the event that we sell or dispose of all of the equity interests in a guarantor, by way of merger, consolidation or otherwise, in each case in accordance with the terms and conditions set forth in the Indenture, then such guarantor will be released and relieved of any obligations under its note guarantee. See “Description of the Exchange Notes — Note Guarantees.”

Redemption at our Option	Prior to February 1, 2018, we may redeem any or all of the exchange notes at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the notes being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable treasury rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the notes to the redemption date. On or after February 1, 2018, we may redeem any or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes to the redemption date.

Exchange Offer; Registration Rights

In connection with the issuance of the outstanding notes on March 13, 2013, we and the guarantors agreed to use our reasonable best efforts to register the exchange notes with the SEC. We agreed to file a registration statement for the exchange notes within 120 days after the issue date of the outstanding notes on March 13, 2013, and we agreed to use our reasonable best efforts to cause the registration statement to be declared effective within 180 days after the issue date of the outstanding notes, and to complete the offer to exchange the exchange notes for the outstanding notes within 240 days after the issue date of the outstanding notes. If we fail to meet any of the targets listed above, the annual interest rate on the outstanding notes will increase, initially by 0.25% per year, and by an additional 0.25% for each subsequent 90-day period during which the registration default continues, up to a maximum additional interest rate of 1.0% per year. When we have cured all of the registration defaults, the interest rate on the outstanding notes will revert to the original level.

Certain Indenture Provisions	The Indenture governing the exchange notes contains covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of the Exchange Notes — Certain Covenants.”

Use of Proceeds	We used the net proceeds from the offering of the outstanding notes to repurchase or redeem all of the aggregate principal amount outstanding of our $99.8 million 7.731% Senior Subordinated Notes due 2017, to pay related tender premiums and for general corporate purposes. We will receive no proceeds from completion of the exchange offer. See “Use of Proceeds.”

Offer to Repurchase Upon a Change of Control Triggering Event	Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding exchange notes at a price in cash equal to 101% of the principal amount of the exchange notes, plus any accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Exchange Notes — Change of Control.”

Trustee	Wells Fargo Bank, National Association

Risk Factors	Investing in the exchange notes involves a high degree of risk. See “Risk Factors” for a description of risks you should particularly consider before investing in the exchange notes.

RISK FACTORS

In this section, we describe risks relating to the exchange notes. Investors considering investing in the exchange notes should read the description of risks relating to our business included in Item 1A of our Annual Report on Form 10-K for our fiscal year ended December 31, 2012 and in our subsequent filings with the SEC. If any of those risks develop into actual events, the exchange notes or our business, financial condition, results of operations, cash flows, strategies or properties could be materially adversely affected.

Our level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

As of December 31, 2012 after giving effect to the issuance of the outstanding notes and the application of the proceeds therefrom, we would have had $798.0 million of indebtedness. In addition, subject to restrictions in the indenture governing the exchange notes offered hereby and the indentures for our existing senior notes, we may incur additional indebtedness. The high level of our indebtedness could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

•

we must use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for other purposes such as capital expenditures;

•

our level of indebtedness may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

•	we are more vulnerable to economic downturns and adverse developments in our business.

We expect to obtain the money to pay our expenses and to pay the interest on the notes and the principal payments and interest on our other debt from cash flow from our operations. After giving effect to the issuance of the notes and the application of the proceeds therefrom, our current annual debt service requirements for our existing senior notes is approximately $37.7 million.

We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, including the exchange notes, and meet our other obligations. If we do not have sufficient funds, we may be required to refinance all or part of our existing debt, including the exchange notes, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

The exchange notes are effectively subordinated to our secured debt and any liabilities of our non-guarantor subsidiaries.

The exchange notes will rank senior in right of payment to any indebtedness that is expressly subordinated in right or payment to the exchange notes; equal in right of payment to our existing and future indebtedness that is not so subordinated; junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness (including trade payables) of our subsidiaries that do not guarantee the exchange notes. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt ranking senior or equal in right of payment to exchange the notes will be available to pay obligations on the exchange notes only after the secured debt has been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the exchange notes then outstanding. The indenture governing the exchange notes will not prohibit us from incurring additional senior debt or secured debt, nor will it prohibit any of our subsidiaries from incurring additional liabilities.

Upon a Change of Control Triggering Event, we may not have the ability to raise the funds necessary to finance the change of control offer required by the Indenture governing the notes, which would violate the terms of the exchange notes.

Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the exchange notes, plus any accrued and unpaid interest to, but not including, the repurchase date. To the extent that we are required to offer to repurchase the notes upon the occurrence of a Change of Control Triggering Event, we may not have sufficient funds to repurchase the notes in cash at such time. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. The failure to make such repurchase would result in a default under the Indenture governing the notes. See “Description of the Exchange Notes — Change of Control.”

There is uncertainty about the meaning of the phrase “all or substantially all” under applicable laws in connection with determining whether a change of control has occurred.

One of the events that triggers our obligation to repurchase the exchange notes upon a Change of Control Triggering Event is the sale of all or substantially all of our assets. The phrase “all or substantially all” as used in the indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the law that governs the indenture and is subject to judicial interpretation. In certain circumstances, there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of our assets, and therefore, it may be unclear as to whether a change of control has occurred and whether you have the right to require us to repurchase the notes.

The terms of the indenture governing the exchange notes provide only limited protection against significant corporate events that could affect adversely your investment in the exchange notes.

While the indenture governing the exchange notes contains terms intended to provide protection to holders upon the occurrence of certain events involving significant corporate transactions and our creditworthiness, these terms are limited and may not be sufficient to protect your investment in the exchange notes. As described under “Description of the Exchange Notes — Change of Control,” upon the occurrence of a change of control triggering event, holders are entitled to require us to repurchase their exchange notes at 101% of their principal amount. However, the definition of the term “change of control triggering event” is limited and does not cover a variety of transactions (such as acquisitions by us or recapitalizations) that could negatively affect the value of your exchange notes. If we were to enter into a significant corporate transaction that negatively affects the value of the exchange notes, but would not constitute a change of control triggering event, you would not have any rights to require us to repurchase the exchange notes prior to their maturity, which also would adversely affect your investment.

Federal and state fraudulent transfer laws and suretyship defenses may permit a court to void the exchange notes and/or the guarantees, and if that occurs, you may not receive any payments on the exchange notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the guarantees of the exchange notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or the guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the subsidiary guarantors, as applicable, (a) issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the subsidiary guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•

the issuance of the exchange notes or the incurrence of the guarantees left us or any of the subsidiary guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the subsidiary guarantors intended to, or believed that we or such subsidiary guarantor would, incur debts beyond our or such subsidiary guarantor’s ability to pay as they mature; or

•

we or any of the subsidiary guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the subsidiary guarantors if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its exchange note guarantee to the extent the subsidiary guarantor did not obtain a reasonably equivalent benefit, directly or indirectly from the issuance of the exchange notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the exchange notes or the guarantees would be subordinated to our or any of our subsidiary guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

The guarantees of the exchange notes will contain a provision to limit each guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, under recent case law, this provision may not be effective to protect such guarantee from being voided under fraudulent transfer law or otherwise determined to be unenforceable. If a court were to find that the issuance of the exchange notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or that exchange note guarantee, could subordinate the exchange notes or that guarantee to presently existing and future indebtedness of ours or of the related subsidiary guarantor or could require the holders of the exchange notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the exchange notes. Further, the avoidance of the exchange notes could result in an event of default with respect to our and our subsidiaries’ other debt, that could result in acceleration of that debt.

Also, although guarantees provide the holders of the exchange notes with a direct claim against the assets of the guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to the guarantors in certain circumstances. To the extent that the guarantees are not enforceable, you would not be able to assert a claim successfully against such guarantors.

Finally, as a court of equity, a bankruptcy court may subordinate the claims in respect of the exchange notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of exchange notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of exchange notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

The guarantees provided by us and our subsidiaries are subject to certain defenses that may limit your right to receive payment from the guarantors with regard to the exchange notes.

Although the guarantees provide the holders of the exchange notes with a direct claim against the assets of the guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to the guarantors in certain circumstances. To the extent that the guarantees are not enforceable, you would not be able to assert a claim successfully against such guarantors.

Because the notes are structurally subordinated to the obligations of our subsidiaries that are not guarantors, you may not be fully repaid if we become insolvent.

Substantially all of our operating assets are held by our subsidiaries. Holders of any indebtedness of any of our future subsidiaries that are not guarantors and other creditors of any of those subsidiaries, including trade creditors, have and will have access to the assets of those subsidiaries that are prior to those of the noteholders. As a result, the exchange notes are structurally subordinated to the debts and other obligations of those non-guarantor subsidiaries.

There is no public market for the exchange notes, so you may be unable to sell the exchange notes.

The exchange notes are new securities for which there is currently no public trading market. Consequently, the exchange notes may be relatively illiquid, and you may be unable to sell your exchange notes. We do not intend to list the exchange notes on any securities exchange or to include the exchange notes in any automated quotation system.

There may be adverse consequences to holders of outstanding notes that do not tender their outstanding notes pursuant to the exchange offer.

If you fail to properly exchange your outstanding notes for exchange notes, you will continue to hold outstanding notes subject to transfer restrictions, and the liquidity of the trading market for any untendered outstanding notes may be substantially limited.

We will only issue exchange notes in exchange for outstanding notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the outstanding notes, and you should carefully follow the instructions on how to tender your outstanding notes set forth under the “The Exchange Offer — Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent is required to notify you of any defects or irregularities relating to your tender of notes.

The holders of outstanding notes that do not exchange them pursuant to this exchange offer will continue to be subject to restrictions on the transfer of the outstanding notes because the issuance of the outstanding notes was not registered under the Securities Act or registered or qualified under any state securities laws. We do not currently anticipate that, except in certain limited circumstances, we will register the outstanding notes under the Securities Act. To the extent that we exchange outstanding notes as a result of this exchange offer, the ability to trade untendered outstanding notes may be adversely affected.

USE OF PROCEEDS

We used the net proceeds from the offering of the outstanding notes to repurchase or redeem all $99.8 million aggregate principal amount of our 7.731% Senior Subordinated Notes due 2017, to pay related tender premiums and for general corporate purposes. We will receive no proceeds from completion of the exchange offer.

CAPITALIZATION

The table below shows our cash and cash equivalents and capitalization on an actual and as adjusted basis as of December 31, 2012. The as adjusted data gives effect to the issuance of $175 million aggregate principal amount of the notes and the use of the proceeds to repurchase or redeem all of our 7.731% Senior Subordinated Notes due 2017.

	As of December 31, 2012
	Actual	As Adjusted
	(In thousands)
Cash and equivalents, investments and securities and restricted cash (1)	$295,469	$366,245

Debt:
7.731% Senior Subordinated Notes due 2017	99,825	—
7.15% Senior Notes due 2020 (2)	196,472	196,472
7.00% Senior Notes due 2022	300,000	300,000
1.875% Convertible Notes due 2032	126,500	126,500
Unsecured revolving Credit Facility (3)	—	—
4.50% Senior Notes due 2018 offered hereby	—	175,000

Total debt	722,797	797,972
Stockholders’ equity:
Preferred stock, par value $0.01, none issued and outstanding	—	—
Common stock, par value $0.01	356	356
Additional paid-in capital	390,249	390,249
Retained earnings	303,605	299,741

Total stockholders’ equity	694,210	690,346

Total capitalization	$1,417,007	$1,488,318

(1)	Change in balance includes an estimated loss of $3,864 on the call of existing debt.
(2)	Net of unamortized discount of $3,528 at December 31, 2012.
(3)	Matures in July 2015. Total availability of up to $125 million is subject to a borrowing base. As of December 31, 2012 the entire Facility was available to be drawn on our borrowing base on such date.

DESCRIPTION OF THE EXCHANGE NOTES

As used below in this “Description of the Exchange Notes” section, the “Issuer” means Meritage Homes Corporation, a Maryland corporation, and its successors, but not any of its subsidiaries. The Issuer will issue the exchange notes described herein (which we sometimes refer to as the “Notes” or the “notes”) under an indenture, dated as of March 13, 2013, among the Issuer, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

The following is a summary of the material terms and provisions of the notes. As used in this “Description of the Exchange Notes,” the terms “Notes” and “notes” mean the series of the Issuer’s senior debt securities issued under the indenture designated as its 4.50% Senior Notes due 2018, in each case except as otherwise expressly provided or as the context otherwise requires. The following summary does not purport to be a complete description of the notes and is subject to the detailed provisions of the indenture. You can find definitions of certain terms used in this description under the heading “— Certain Definitions.”

PRINCIPAL, MATURITY AND INTEREST

The notes will mature on March 1, 2018. The notes will bear interest at the rate shown on the cover page of this prospectus, payable on March 1 and September 1 of each year, commencing on September 1, 2013, to Holders of record at the close of business on February 15 or August 15, as the case may be immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

The notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

The Issuer may issue an unlimited amount of notes having identical terms and conditions to the notes being issued in this offering (“Additional Notes”). Any Additional Notes will be part of the same issue as the notes being issued in this offering and will vote on all matters as one class with the notes being issued in this offering, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of the “Description of the Exchange Notes,” references to the notes include Additional Notes, if any.

METHODS OF RECEIVING PAYMENTS ON THE NOTES

If a holder has given wire transfer instructions to the Issuer at least ten business days prior to the applicable payment date, the Issuer will make all payments (but only to the extent the Issuer acts as its own paying agent) on such holder’s notes in accordance with those instructions. Otherwise, payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of Minneapolis, Minnesota unless the Issuer elects to make interest payments (but only to the extent the Issuer acts as its own paying agent) by check mailed to the holders at their addresses set forth in the register of holders.

RANKING

The notes will be general unsecured obligations of the Issuer. The notes will rank senior in right of payment to all future obligations of the Issuer that are, by their terms, expressly subordinated in right of payment to the notes and pari passu in right of payment with all existing and future unsecured obligations of the Issuer that are not so subordinated. Each note guarantee will be a general unsecured obligation of the Guarantor thereof and will rank senior in right of payment to all future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such note guarantee and pari passu in right of payment with all existing and future unsecured obligations of such Guarantor that are not so subordinated.

The notes and each note guarantee will be effectively subordinated to secured Indebtedness of the Issuer and the applicable Guarantor to the extent of the value of the assets securing such Indebtedness. Although the indenture contains limitations on the amount of additional Secured Indebtedness that the Issuer and the Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “— Certain Covenants — Restrictions on Secured Debt.”

NOTE GUARANTEES

The Issuer’s obligations under the notes and the indenture will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by each Guarantor.

As of the date of the issuance of the notes offered by this offering memorandum, all of our Subsidiaries will be Guarantors (except for Buckeye Land, L.L.C., Arcadia Ranch, L.L.C. and Sundance Buckeye, LLC). However, our future Financial Services Subsidiaries will not be required to guarantee the notes. See “— Certain Covenants — Additional Note Guarantees.” In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us.

The obligations of each Guarantor under its note guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its note guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such Guarantor under its note guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. However, this provision may not be effective to protect the subsidiary guarantees from being voided under fraudulent conveyance law. Each Guarantor that makes a payment for distribution under its note guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on adjusted net assets of each Guarantor.

In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Equity Interests of any Guarantor then held by the Issuer and the Subsidiaries, then that Guarantor will be released and relieved of any obligations under its note guarantee.

OPTIONAL REDEMPTION

Prior to February 1, 2018, we may, at our option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days’ prior notice to holders, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed, or

•

the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 50 basis points (0.50%).

On or after February 1, 2018, we may redeem any or all of the notes at any time, on at least 30 but not more than 60 days’ prior notice to holders, at a redemption price equal to 100% of the principal amount of the notes being redeemed.

In each case, we will also pay accrued interest on the notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if fewer than four such Reference Treasury Dealer Quotations are provided to the trustee, the average of all such quotations.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successors; provided, however, that, if the foregoing ceases to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Issuer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any note, the remaining scheduled payments of the principal (or of the portion) thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Issuer may acquire notes by means other than a redemption, whether pursuant to an issuer tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the indenture.

SELECTION AND NOTICE OF REDEMPTION

In the event that less than all of the notes are to be redeemed at any time pursuant to an optional redemption, selection of the notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed or, if the notes are not then listed on a national securities exchange, prorated, by lot or by such method as may be required by DTC’s procedures; provided, however, that no notes of a principal amount of $2,000 or less shall be redeemed in part.

Notice of redemption will be mailed by first-class mail (in the case of notes held in book entry form, sent by electronic transmission) at least 30 but not more than 60 days before the date of redemption to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon cancellation of the original note. On and after the date of redemption, interest will cease to accrue on notes or portions thereof called for redemption so long as the Issuer has deposited with the paying agent for the notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the notes to be redeemed) pursuant to the indenture.

CHANGE OF CONTROL

Upon the occurrence of a Change of Control Triggering Event, each holder will have the right to require that the Issuer purchase that holder’s notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Within 30 days following a Change of Control Triggering Event, the Issuer will mail, or caused to be mailed (in the case of notes held in book entry form, sent by electronic transmission), to the holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the indenture and described in the notice, on a date specified in the notice (which shall be a business day not earlier than 30 days nor later than 60 days from the date the notice is sent) and for the Change of Control Purchase Price, all notes properly tendered by such holder pursuant to such change of control offer; and

(3) describing the procedures that holders must follow to accept the change of control offer.

The change of control offer is required to remain open for at least 20 business days or for such longer period as is required by law.

The Issuer will publicly announce the results of the change of control offer on or as soon as practicable after the date of purchase.

If a change of control offer is made, there can be no assurance that the Issuer will have available funds sufficient to pay for all or any of the notes that might be delivered by holders seeking to accept the change of control offer. In addition, we cannot assure you that in the event of a Change of Control Triggering Event the Issuer will be able to obtain the consents necessary to consummate a change of control offer from the lenders under agreements governing outstanding Indebtedness which may prohibit the offer.

The provisions described above that require us to make a change of control offer following a Change of Control Triggering Event will be applicable regardless of whether any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit the holders of the notes to require that the Issuer purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Issuer’s obligation to make a change of control offer will be satisfied if a third party makes the change of control offer in the manner and at the times and otherwise in compliance with the requirements applicable to a change of control offer made by the Issuer and purchases all notes properly tendered and not withdrawn under the change of control offer.

A “Change of Control” includes certain sales of all or substantially all of the assets of the Issuer and the Subsidiaries. The phrase “all or substantially all” as used in the indenture (including as set forth under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders have the right to require the Issuer to purchase notes.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-l under the Exchange Act and any other applicable laws and regulations in connection with the purchase of notes pursuant to a change of control offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the indenture by virtue of this compliance.

CERTAIN COVENANTS

In connection with the notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction, other than with respect to certain change of control transactions. See “— Change of Control.”

Restrictions on Secured Debt

The indenture provides that the Issuer will not, and will not cause or permit a Restricted Subsidiary to, create, incur, assume or guarantee any Secured Debt unless the notes will be secured equally and ratably with (or prior to) such Secured Debt, with certain exceptions. This restriction does not prohibit the creation, incurrence, assumption or guarantee of Secured Debt which is secured by:

(1) Liens on model homes, homes held for sale, homes that are under contract for sale, contracts for the sale of homes, land (improved or unimproved), manufacturing plants, warehouses or office buildings and fixtures and equipment located thereat, or thereon;

(2) Liens on assets of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(3) Liens arising from conditional sales agreements or title retention agreements with respect to property acquired by the Issuer or a Restricted Subsidiary; and

(4) Liens securing Indebtedness of a Restricted Subsidiary owed to the Issuer or to a Wholly Owned Restricted Subsidiary of the Issuer.

Additionally, such permitted Secured Debt includes any amendment, restatement, supplement, renewal, replacement, extension or refunding in whole or in part, of Secured Debt permitted at the time of the original incurrence thereof.

In addition, the Issuer and its Restricted Subsidiaries may create, incur, assume or guarantee Secured Debt, without equally or ratably securing the notes, if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding (i) Secured Debt permitted under clauses (1) through (4) above and (ii) any Secured Debt in relation to which the notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) under “— Restrictions on Sale and Leaseback Transactions”) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

The provisions described above with respect to limitations on Secured Debt are not applicable to Non-Recourse Land Financing by virtue of the definition of Secured Debt, and will not restrict or limit our or our Restricted Subsidiaries’ ability to create, incur, assume or guarantee any unsecured Indebtedness, or of any subsidiary which is not a Restricted Subsidiary to create, incur, assume or guarantee any secured or unsecured Indebtedness.

Restrictions on Sale and Leaseback Transactions

The indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless:

(1) written notice is promptly given to the trustee of the Sale and Leaseback Transaction;

(2) fair value is received by the Issuer or the relevant Restricted Subsidiary for the property sold (as determined in good faith pursuant to a resolution of the Board of Directors of the Issuer delivered to the trustee); and

(3) the Issuer or such Restricted Subsidiary, within 365 days after the completion of the Sale and Leaseback Transaction, applies an amount equal to the net proceeds therefrom either:

•

to the redemption, repayment or retirement of debt securities of any series under the indenture (including the cancellation by the trustee of any debt securities of any series delivered by the Issuer to the trustee) or Senior Indebtedness of the Issuer, or

•	to the purchase by the Issuer or any Restricted Subsidiary of the Issuer of property substantially similar to the property sold or transferred.

In addition, the Issuer and its Restricted Subsidiaries may enter into a Sale and Leaseback Transaction if immediately thereafter the sum of (1) the aggregate principal amount of all Secured Debt outstanding (excluding Secured Debt permitted under clauses (1) through (4) described in “— Restrictions on Secured Debt,” above or Secured Debt in relation to which the notes have been equally and ratably secured) and (2) all Attributable Debt in respect of Sale and Leaseback Transactions (excluding Attributable Debt in respect of Sale and Leaseback Transactions satisfying the conditions set forth in clauses (1), (2) and (3) above) as of the date of determination would not exceed 20% of Consolidated Net Tangible Assets.

Limitations on Mergers, Consolidations, Etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into (other than a merger that satisfies the requirements of clause (1) below with a Wholly Owned Restricted Subsidiary solely for the purpose of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and its Restricted Subsidiaries (taken as a whole) or (b) adopt a plan of liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a plan of liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is a corporation or limited liability company organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance satisfactory to the trustee, all of the obligations of the Issuer under the notes, the indenture and the Registration Rights Agreement; provided that at any time the Successor is a limited liability company, there shall be a co-issuer of the notes that is a corporation; and

(2) immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, no Default shall have occurred and be continuing.

Except as provided under the caption “— Note Guarantees,” no Guarantor may consolidate with or merge with or into another Person, whether or not affiliated with such Guarantor, unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger assumes, by supplemental indenture in form and substance satisfactory to the trustee, all of the obligations of such Guarantor under the note guarantee of such Guarantor, the indenture and the Registration Rights Agreement; and

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the assets of the Issuer, will be deemed to be the transfer of all or substantially all of the assets of the Issuer.

Upon any consolidation, combination or merger of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the notes or its note guarantee, the surviving entity formed by such consolidation or into which the Issuer or such Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under the indenture, the notes and the note guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a conveyance, transfer or lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the notes or in respect of its note guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the notes, the indenture and its note guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary may merge into the Issuer or another Restricted Subsidiary.

Additional Note Guarantees

If, after the Issue Date, the Issuer or any Restricted Subsidiary shall acquire or create another Restricted Subsidiary, then the Issuer shall cause such Subsidiary to:

(1) execute and deliver to the trustee (a) a supplemental indenture in form and substance satisfactory to the trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the notes and the indenture and (b) a notation of guarantee in respect of its note guarantee; and

(2) deliver to the trustee one or more opinions of counsel that such supplemental indenture:

(a) has been duly authorized, executed and delivered by such Restricted Subsidiary; and

(b) constitutes a valid and legally binding obligation of such Restricted Subsidiary enforceable against it in accordance with its terms.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, the Issuer will furnish to the trustee and the holders of notes, within the time periods specified in the SEC’s rules and regulations (including any grace periods or extensions permitted by the SEC):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s independent registered public accounting firm; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, whether or not required by the SEC, the Issuer will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept the filing) and make the information available to securities analysts and prospective investors upon request. The Issuer and the Guarantors have agreed that, for so long as any notes remain outstanding, the Issuer will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

EVENTS OF DEFAULT

Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest on any of the notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay the principal on any of the notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.”;

(4) failure by the Issuer to comply with any other agreement or covenant in the indenture and continuance of this failure for 30 days after notice of the failure has been given to the Issuer by the trustee or by the holders of at least 25% of the aggregate principal amount of the notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness (other than Non-Recourse Land Financing) of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay when due principal on such Indebtedness within the applicable express grace period,

(b) results in the acceleration of such Indebtedness prior to its express final maturity, or

(c) results in the commencement of judicial proceedings to foreclose upon, or to exercise remedies under applicable law or applicable security documents to take ownership of, the assets securing such Indebtedness, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a), (b) or (c) has occurred and is continuing, aggregates (i) $25 million or more or (ii) such lesser amount as may be applicable to the corresponding event of default in any other capital markets Indebtedness (other than Non-Recourse Land Financing) of the Issuer or any of its Restricted Subsidiaries which is outstanding on the Issue Date (the “cross acceleration provisions”);

(6) one or more judgments or orders that exceed (i) $15.0 million or (ii) such lesser amount as may be applicable to the corresponding event of default in any other capital market Indebtedness (other than Non-Recourse Land Financing) of the Issuer or any of its Restricted Subsidiaries which is outstanding on the Issue Date, in each case, in the aggregate (net of amounts covered by insurance or bonded) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and such judgment or judgments have not been satisfied, stayed, annulled or rescinded within 60 days of being entered (the “judgment default provisions”);

(7) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any bankruptcy law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(a) is for relief against the Issuer or any Significant Subsidiary as debtor in an involuntary case,

(b) appoints a custodian of the Issuer or any Significant Subsidiary or a custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer or any Significant Subsidiary,

and the order or decree remains unstayed and in effect for 60 days; or

(9) any note guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such note guarantee and the indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its note guarantee (other than by reason of release of a Guarantor from its note guarantee in accordance with the terms of the indenture and the note guarantee).

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer), shall have occurred and be continuing under the indenture, the trustee, by written notice to the Issuer, or the holders of at least 25% in aggregate principal amount of the notes then outstanding by written notice to the Issuer and the trustee, may declare all amounts owing under the notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall immediately become due and payable; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of such outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the indenture. If an Event of Default specified in clause (7) or (8) with respect to the Issuer occurs, all outstanding notes shall become due and payable without any further action or notice.

The trustee shall, within 30 days after the occurrence of any Default with respect to the notes, give the holders written notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the notes or a Default in complying with “— Certain Covenants — Limitations on Mergers, Consolidations, Etc.,” the trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the holders.

No holder will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless the trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such holder and a request to act by holders of at least 25% in aggregate principal amount of notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a holder of any Note for enforcement of payment of the principal of or interest on such note on or after the due date therefor (after giving effect to the grace period specified in clause (1) of the first paragraph of this “— Events of Default” section).

The Issuer is required to deliver to the trustee annually a statement regarding compliance with the indenture and, upon any officer of the Issuer becoming aware of any Default, a statement specifying such Default and what action the Issuer is taking or proposes to take with respect thereto.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes. Legal defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the notes and the note guarantees, and the Indenture shall cease to be of further effect as to all outstanding notes and note guarantees, except as to:

(1) rights of holders to receive payments in respect of the principal of and interest on the notes when such payments are due from the trust funds referred to below,

(2) the Issuer’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties, and immunities of the trustee, and the Issuer’s obligation in connection therewith, and

(4) the legal defeasance provisions of the indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the indenture (including, without limitation, the cross acceleration provisions and the judgment default provisions), except as described otherwise in the indenture, and thereafter any omission to comply with such obligations shall not constitute a Default. In the event covenant defeasance occurs, certain Events of Default (not including nonpayment and, solely for a period of 91 days following the deposit referred to in clause (1) of the next paragraph, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its legal defeasance option regardless of whether it previously exercised covenant defeasance.

In order to exercise either legal defeasance or covenant defeasance:

(1) the Issuer must irrevocably deposit with the trustee, in trust, for the benefit of the holders, U.S. legal tender, U.S. Government obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the notes, and the trustee must have a valid, perfected, exclusive security interest in such trust,

(2) in the case of legal defeasance, the Issuer shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a) the Issuer has received from, or there has been published by the Internal Revenue Service, a ruling, or

(b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the legal defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred,

(3) in the case of covenant defeasance, the Issuer shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing),

(5) the legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound,

(6) the Issuer shall have delivered to the trustee an officers’ certificate stating that the deposit was not made by it with the intent of preferring the holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the officers’ certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (1) (with respect to the validity and perfection of the security interest), (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the trustee to effect covenant defeasance are insufficient to pay the principal of and interest on the notes when due, then our obligations and the obligations of Guarantors under the indenture will be revived and no such defeasance will be deemed to have occurred.

SATISFACTION AND DISCHARGE

The indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of notes which shall survive until all notes have been canceled) as to all outstanding notes when either:

(1) all the notes that have been authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the trustee for cancellation, or

(2) (a) all notes not delivered to the trustee for cancellation otherwise have become due and payable or have been called for redemption pursuant to the provisions described under “— Optional Redemption,” and the Issuer has irrevocably deposited or caused to be deposited with the trustee trust funds in trust in an amount of money sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the notes not theretofore delivered to the trustee for cancellation,

(b) the Issuer has paid all sums payable by it under the indenture,

(c) the Issuer has delivered irrevocable instructions to the trustee to apply the deposited money toward the payment of the notes at maturity or on the date of redemption, as the case may be, and

(d) the trustee, for the benefit of the holders, has a valid, perfected, exclusive security interest in this trust.

In addition, the Issuer must deliver an officers’ certificate and an opinion of counsel (as to legal matters) stating that all conditions precedent to satisfaction and discharge have been complied with.

TRANSFER AND EXCHANGE

A holder will be able to register the transfer of or exchange of any notes only in accordance with the provisions of the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the indenture. Without the prior consent of the Issuer, the registrar is not required (1) to register the transfer of or exchange any note selected for redemption, (2) to register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or (3) to register the transfer or exchange of a note between a record date and the next succeeding interest payment date.

The notes will be issued in registered form and the registered holder will be treated as the owner of such note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

Subject to certain exceptions, the indenture or the notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of at least a majority in principal amount of the notes then outstanding, and any existing Default under, or compliance with any provision of, the indenture may be waived (other than any continuing Default in the payment of the principal or interest on the notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for notes) of the holders of a majority in principal amount of the notes then outstanding; provided that:

(a) no such amendment may, without the consent of the holders of two-thirds in aggregate principal amount of notes then outstanding, amend the obligation of the Issuer under the heading “— Change of Control” or the related definitions that could adversely affect the rights of any holder; and

(b) without the consent of each holder affected, the Issuer and the trustee may not:

(1) change the maturity of any note;

(2) reduce the amount, extend the due date or otherwise affect the terms of any scheduled payment of interest on or principal of the notes;

(3) reduce any premium payable upon optional redemption of the notes, change the date on which any notes are subject to redemption or otherwise alter the provisions with respect to the redemption of the notes;

(4) make any note payable in money or currency other than that stated in the notes;

(5) modify or change any provision of the indenture or the related definitions to affect the ranking of the notes or any note guarantee in a manner that adversely affects the holders;

(6) reduce the percentage of holders necessary to consent to an amendment or waiver to the indenture or the notes;

(7) impair the rights of holders to receive payments of principal of or interest on the notes;

(8) release any Guarantor from any of its obligations under its note guarantee or the indenture, except as permitted by the indenture; or

(9) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Issuer and the trustee may amend the indenture, the note guarantees or the notes without the consent of any holder, to cure any ambiguity, defect or inconsistency, to provide for uncertificated notes in addition to or in place of certificated notes, to provide for the assumption of the Issuer’s obligations to the holders in the case of a merger or acquisition, to release any Guarantor from any of its obligations under its note guarantee or the indenture (to the extent permitted by the indenture), to make any change that does not materially adversely affect the rights of any holder or, in the case of the indenture, to maintain the qualification of the indenture under the Trust Indenture Act.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

No director, officer, employee, incorporator or stockholder of the Issuer will have any liability for any obligations of the Issuer under the notes or the indenture or of any Guarantor under its note guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the note guarantees.

CONCERNING THE TRUSTEE

Wells Fargo Bank, National Association is the trustee under the indenture and has been appointed by the Issuer as registrar and paying agent with regard to the notes. The indenture contains certain limitations on the rights of the trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the indenture), it must eliminate such conflict or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that, in case an Event of Default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his or her own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder, unless such holder shall have offered to the trustee security and indemnity satisfactory to the trustee.

GOVERNING LAW

The indenture, the notes and the note guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms.

“Attributable Indebtedness”, when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Issuer’s then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of any Capitalized Lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Event” means the commencement of any case under the Bankruptcy Code (Title 11 of the United States Code) or the commencement of any other bankruptcy, reorganization, receivership, or similar proceeding under any federal, state or foreign law or by or against any Person for whom the Issuer or a Restricted Subsidiary has executed a Springing Guarantee for the benefit of such Person; provided, however, that the filing of an involuntary case against such Person shall only be a Bankruptcy Event if: (i) such involuntary case is filed in whole or in part by the Issuer or a Restricted Subsidiary, any member in such Person which is an affiliate of the Issuer or a Restricted Subsidiary, or any other affiliate of the Issuer or a Restricted Subsidiary, or (ii) the Issuer or a Restricted Subsidiary, any member in such Person which is an affiliate of the Issuer or a Restricted Subsidiary, or any other affiliate of the Issuer or a Restricted Subsidiary shall in any way induce or participate in the filing, whether directly or indirectly, of an involuntary bankruptcy case against such Person or any other Person, and such involuntary case or proceeding is not dismissed with prejudice within 120 days of the filing thereof.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of voting stock representing more than 50% of the voting power of the total outstanding voting stock of the Issuer;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors (together with any new directors whose election to such board of directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of the Issuer;

(3) (a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries are sold or otherwise transferred to any person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Issuer consolidates or merges with or into another person other than a Permitted Holder or any person other than a Permitted Holder consolidates or merges with or into the Issuer, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof persons owning voting stock representing in the aggregate 100% of the total voting power of the voting stock of the Issuer immediately prior to such consummation do not own voting stock representing a majority of the total voting power of the voting stock of the Issuer or the surviving or transferee person; or

(4) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Decline.

“Consolidated Net Tangible Assets” means, as of any date, the total amount of assets which would be included on a combined balance sheet of the Restricted Subsidiaries (not including the Issuer) together with the total amount of assets that would be included on the Issuer’s balance sheet, not including its subsidiaries, under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:

(1) all short-term liabilities, except for liabilities payable by their terms more than one year from the date of determination (or renewable or extendible at the option of the obligor for a period ending more than one year after such date);

(2) investments in Subsidiaries that are not Restricted Subsidiaries; and

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, preferred stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person.

“Financial Services Subsidiary” means a Subsidiary engaged exclusively in mortgage banking (including mortgage origination, loan servicing, mortgage brokerage and title and escrow businesses), master servicing and related activities, including, without limitation, a Subsidiary which facilitates the financing of mortgage loans and mortgage-backed securities and the securitization of mortgage-backed bonds and other activities ancillary thereto.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Measurement Date.

“Guarantors” means each Restricted Subsidiary of the Issuer on the Issue Date, and each other Person that is required to become a Guarantor by the terms of the indenture after the Issue Date, in each case, until such Person is released from its note guarantee.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in interest rates, (2) agreements or arrangements designed to protect such Person against fluctuations in foreign currency exchange rates in the conduct of its operations, or (3) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices, in each case entered into in the ordinary course of business for bona fide hedging purposes and not for the purpose of speculation.

“Indebtedness” means:

(1) any liability of any person:

(A) for borrowed money, or

(B) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any businesses, properties or assets of any kind (other than a trade payable or a current liability arising in the ordinary course of business), or

(C) for the payment of money relating to a Capitalized Lease Obligation, or

(D) for all Redeemable Capital Stock valued at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;

(2) any liability of others described in the preceding clause (1) that such person has guaranteed or that is otherwise its legal liability; provided, however, that a Springing Guarantee shall not be deemed to be Indebtedness under this clause (2) until the earliest to occur of (a) the demand by a lender for payment under such Springing Guarantee, (b) the occurrence or failure to occur of any event, act or circumstance that, with or without the giving of notice and/or passage of time, entitles a lender to make a demand for payment thereunder or (c) a Bankruptcy Event;

(3) all Indebtedness referred to in (but not excluded from) clauses (1) and (2) above of other persons and all dividends of other persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including, without limitation, accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness; and

(4) any amendment, supplement, modification, deferral, renewal, extension or refunding or any liability of the types referred to in clauses (1), (2) and (3) above.

“Issue Date” means March 13, 2013.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, and any lease in the nature thereof, any option or other agreement to sell, and any filing of, or agreement to give, any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction (other than cautionary filings in respect of operating leases).

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Non-Recourse Land Financing” means any Indebtedness of the Issuer or any Restricted Subsidiary for which the holder of such Indebtedness has no recourse, directly or indirectly, to the Issuer or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which the Issuer or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other Liens or other recourse obligations or liabilities in respect of specific land or other real property interests of the Issuer or such Restricted Subsidiary; provided that recourse obligations or liabilities of the Issuer or such Restricted Subsidiary solely for indemnities, covenants (including, without limitation, performance, completion or similar covenants), or breach of any warranty, representation or covenant in respect of any Indebtedness, including liability by reason of any agreement by the Issuer or any Restricted Subsidiary to provide additional capital or maintain the financial condition of or otherwise support the credit of the Person incurring the Indebtedness, will not prevent Indebtedness from being classified as Non-Recourse Land Financing.

“Permitted Holders” means Steven J. Hilton, his wife and children, any corporation, limited liability company or partnership in which he has voting control and is the direct and beneficial owner of a majority of the Equity Interests and any trust for the benefit of him or his wife or children.

“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Rating Agency” means each of (a) S&P and (b) Moody’s.

“Rating Category” means:

(1) with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories); and

(2) with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories).

In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories (+ and – for S&P; or 1, 2 and 3 for Moody’s) will be taken into account (e.g., with respect to S&P a decline in rating from BB+ to BB, as well as from BB– to B+, will constitute a decrease of one gradation).

“Rating Date” means the date which is 90 days prior to the earlier of (1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by the Issuer to effect a Change of Control.

“Rating Decline” means the decrease (as compared with the Rating Date) by one or more gradations within Rating Categories as well as between Rating Categories of the rating of the notes by a Rating Agency on, or within 120 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention by the Issuer to effect a Change of Control (which period will be extended for so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Redeemable Capital Stock” means any capital stock of the Issuer or any Subsidiary that, either by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise, (1) is or upon the happening of an event or passage of time would be required to be redeemed on or prior to the final stated maturity of the notes or (2) is redeemable at the option of the holder thereof at any time prior to such final stated maturity or (3) is convertible into or exchangeable for debt securities at any time prior to such final stated maturity.

“Registration Rights Agreement” means the registration rights agreement dated as of the Issue Date among the Issuer, the Guarantors and the Initial Purchaser.

“Restricted Subsidiary” means any Subsidiary of the Issuer, which is not: (i) a Financial Services Subsidiary or (ii) an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means a sale or transfer made by the Issuer or a Restricted Subsidiary (except a sale or transfer made to the Issuer or another Restricted Subsidiary) of any property which is either (1) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination or (2) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to the Issuer or a Restricted Subsidiary.

“Secured Debt” means any Indebtedness which is secured by (1) a Lien on any property of the Issuer or the property of any Restricted Subsidiary or (2) a Lien on shares of stock owned directly or indirectly by the Issuer or a Restricted Subsidiary in a corporation or on equity interests owned by the Issuer or a Restricted Subsidiary in a partnership or other entity not organized as a corporation or in the Issuer’s rights or the rights of a Restricted Subsidiary in respect of Indebtedness of a corporation, partnership or other entity in which the Issuer or a Restricted Subsidiary has an equity interest; provided that “Secured Debt” shall not include Non-Recourse Land Financing that consists exclusively of “land under development,” “land held for future development” or “improved lots and parcels,” as such categories of assets are determined in accordance with GAAP. The securing in the foregoing manner of any such Indebtedness which immediately prior thereto was not Secured Debt shall be deemed to be the creation of Secured Debt at the time security is given.

“Senior Indebtedness” means the principal of (and premium, if any, on) and interest on (including interest accruing after the occurrence of an Event of Default or after the filing of a petition initiating any proceeding pursuant to any bankruptcy law whether or not such interest is an allowable claim in any such proceeding) and other amounts due on or in connection with any Indebtedness of the Issuer, whether outstanding on the date hereof or hereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the debt securities. Notwithstanding the foregoing, “Senior Indebtedness” shall not include (1) Indebtedness of the Issuer that is expressly subordinated in right of payment to any Senior Indebtedness of the Issuer, (2) Indebtedness of the Issuer that by operation of law is subordinate to any general unsecured obligations of the Issuer, (3) Indebtedness of the Issuer to any Subsidiary, (4) Indebtedness of the Issuer incurred in violation of the restrictions described under “Restrictions on Secured Debt” and “Restrictions on Sale and Leaseback Transactions,” (5) to the extent it might constitute Indebtedness, any liability for federal, state or local taxes or other taxes, owed or owing by the Issuer, and (6) to the extent it might constitute Indebtedness, trade account payables owed or owing by the Issuer or any of its Subsidiaries.

“Significant Subsidiary” means (1) any Restricted Subsidiary that would be a “significant subsidiary” as defined in Regulation S-X promulgated pursuant to the Securities Act of 1933 as such regulation is in effect on the Issue Date and (2) any Restricted Subsidiary that, when aggregated with all other Restricted Subsidiaries that are not otherwise Significant Subsidiaries and as to which any event described in clause (7) or (8) under “Events of Default” has occurred and is continuing, would constitute a Significant Subsidiary under clause (1) of this definition.

“Springing Guarantee” means a guarantee by a Person which by its express terms does not become effective until the occurrence of a Bankruptcy Event.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors or comparable governing body thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Unrestricted Subsidiary” means a Subsidiary designated by the Issuer (evidenced by resolutions of the board of directors of the Issuer and an officer’s certificate, delivered to the trustee certifying compliance with this definition) as a Subsidiary resulting from any investment (including any guarantee of indebtedness) made by the Issuer or any Restricted Subsidiary of the Issuer in joint ventures engaged in homebuilding, land acquisition or land development businesses and businesses that are reasonably related thereto or reasonable extensions thereof with unaffiliated third parties; provided that the aggregate amount of investments in all Unrestricted Subsidiaries shall not exceed (i) $15 million or (ii) such lesser amount as may be applicable to the corresponding investment limitation in any other capital markets Indebtedness (other than Non-Recourse Land Financing) of the Issuer or any of its Restricted Subsidiaries which is outstanding on the Issue Date (with the amount of each investment being calculated based upon the amount of investments made on or after the date such joint venture becomes a Subsidiary) (the “Investment Basket”); provided, further that if the Issuer subsequently designates a Subsidiary, which previously had been designated an Unrestricted Subsidiary, to be a Restricted Subsidiary (evidenced by resolutions of the board of directors of the Issuer and an officer’s certificate, delivered to the trustee certifying compliance with this definition) and causes such Subsidiary to comply with provisions set forth under the covenant “Guarantees — Additional Guarantees”, then the amount of any investments in such Unrestricted Subsidiary made on or after the date such joint venture became a Subsidiary shall be credited against the Investment Basket (up to a maximum amount of (i) $15 million or (ii) such lesser amount as may be applicable to the corresponding investment limitation in any other capital markets Indebtedness (other than Non-Recourse Land Financing) of the Issuer or any of its Restricted Subsidiaries which is outstanding on the Issue Date). As of the Issue Date, Buckeye Land, L.L.C., Arcadia Ranch L.L.C. and Sundance Buckeye, LLC are designated as Unrestricted Subsidiaries.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly Owned Restricted Subsidiaries.

THE EXCHANGE OFFER

Purposes and Effects

We issued the outstanding notes on March 13, 2013 to the initial purchaser, who resold the outstanding notes to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) and certain non-U.S. persons in accordance with Regulation S of the Securities Act. In connection with the sale of the outstanding notes, we and the initial purchaser entered into the registration rights agreement pursuant to which we agreed to file with the SEC a registration statement with respect to an offer to exchange the outstanding notes with the exchange notes within 120 days after the outstanding notes were issued. In addition, we agreed to use our reasonable best efforts to cause the registration statement to become effective under the Securities Act within 180 days after the outstanding notes were issued and to issue the exchange notes pursuant to the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

The exchange offer is being made pursuant to the registration rights agreement. Holders of outstanding notes who do not tender their outstanding notes or whose outstanding notes are tendered but not accepted would have to rely on exemptions from registration requirements under the securities laws, including the Securities Act, if they wish to sell their outstanding notes.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to persons unrelated to us, we believe the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for sale, sold and otherwise transferred by any holder (other than a person that is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph) without registration or the delivery of a prospectus under the Securities Act, provided the holder acquires the exchange notes in the ordinary course of the holder’s business and the holder is not participating and does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes.

If a person were to participate in the exchange offer for the purpose of distributing securities in a manner not permitted by the SEC’s interpretation, (1) the position of the staff of the SEC enunciated in the no-action letters would not be applicable to the person and (2) the person would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale of the exchange notes with any such resale transaction effected by it covered by an effective registration statement containing the selling securityholder information required by Item 507 or 508 of the SEC’s Regulation S-K.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any sale of those exchange notes.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of exchange notes with addresses in any jurisdiction in which the exchange offer or the issuance of exchange notes pursuant to it would violate applicable securities or blue sky laws. Prior to the exchange offer, however, we will register or qualify, or cooperate with the holders of the outstanding notes and their respective counsel in connection with the registration or qualification of, the exchange notes for offer and sale under the securities or blue sky laws of such jurisdictions as are necessary to permit consummation of the exchange offer and do anything else which is necessary or advisable to enable the offer and issuance of the exchange notes in those jurisdictions.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, promptly following expiration of the exchange offer, we will issue exchange notes in exchange for all outstanding notes which are validly tendered prior to midnight, New York City time, on the expiration date (as defined below) and not withdrawn. The principal amount of the exchange notes issued in the exchange will be the same as the principal amount of the outstanding notes for which they are exchanged. Holders may tender some or all of their outstanding notes in response to the exchange offer.

However, outstanding notes may be tendered only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. See “Description of the Exchange Notes.”

The form and terms of the exchange notes will be the same in all material respects as the form and terms of the outstanding notes, except that (1) the exchange notes will be registered under the Securities Act and hence will not bear legends regarding restrictions on transfer and (2) because the exchange notes will be registered, holders of exchange notes will not be, and upon the consummation of the exchange offer, except under limited circumstances, holders of outstanding notes will no longer be, entitled to rights under the registration rights agreement intended for holders of unregistered securities.

Outstanding notes which are not tendered for exchange or are tendered but not accepted in the exchange offer will remain outstanding and be entitled to the benefits of the indenture, but will not be entitled to any registration rights under the registration rights agreement.

We will be deemed to accept all the outstanding notes which are validly tendered and not withdrawn when we give oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender or otherwise, those outstanding notes will be returned, without expense, to the tendering holder promptly after the expiration date.

Holders who tender outstanding notes in response to the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the instructions in the letter of transmittal, transfer taxes. We will pay all charges and expenses, other than certain taxes described below, in connection with the exchange offer. See “— Fees and Expenses.”

Expiration Date; Extension; Termination; Amendments

The exchange offer will expire at midnight, New York City time, on May 21, 2013, the “expiration date” unless we extend it by notice to the exchange agent. The expiration date will be at least 20 business days after commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We reserve the right to extend the exchange offer at our discretion. If we extend the exchange offer, the term “expiration date” will mean the time and date on which the exchange offer as extended will expire. We will notify the exchange agent of any extension by oral or written notice and will make a public announcement of any extension, not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. We may terminate the exchange offer by written notice to the exchange agent if any of the conditions described below under “— Conditions of the Exchange Offer” is not satisfied. If the exchange offer is amended in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a prospectus supplement that will be distributed to the registered holders and we will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Interest on Exchange Notes

The exchange notes will bear interest at 4.50% per year from and including March 13, 2013. Interest on the exchange notes will be payable twice a year, on March 1 and September 1, beginning September 1, 2013. In order to avoid duplicative payment of interest, all interest accrued on outstanding notes that are accepted for exchange before September 1, 2013 will be superseded by the interest that is deemed to have accrued on the exchange notes from March 13, 2013 through the date of exchange.

Termination of Certain Rights

The registration rights agreement provides that, with certain exceptions, if: (1) the exchange offer registration statement has not been filed with the SEC on or prior to the 120th calendar day following the date of original issue of the outstanding notes; (2) the exchange offer registration statement has not been declared effective on or prior to the 180th calendar day following the date of original issue of the outstanding notes, or (3) the exchange offer is not consummated on or prior to the 240th day following the date of original issue of the outstanding notes (each event referred to in clauses (1) through (3) above being a “registration default”), the interest rate borne by the outstanding notes will be increased by 0.25% per annum upon the occurrence of a registration default. This rate will continue to increase by 0.25% each 90 day period that the liquidated damages (as defined below) continue to accrue under any such circumstance. However, the maximum total increase in the interest rate will in no event exceed one percent (1.0%) per year. We refer to this increase in the interest rate on the notes as “liquidated damages.” Such interest is payable in addition to any other interest payable from time to time with respect to the outstanding notes and the exchange notes in cash on each interest payment date to the holders of record for such interest payment date. After the cure of registration defaults, the accrual of liquidated damages will stop and the interest rate will revert to the original rate.

Holders of exchange notes will not be and, upon consummation of the exchange offer, holders of outstanding notes will no longer be, entitled to rights under the registration rights agreement intended for holders of outstanding notes which are restricted as to transferability, except as otherwise provided in the registration rights agreement. The exchange offer will be deemed consummated when we deliver to the exchange agent exchange notes in the same aggregate principal amount as that of the outstanding notes which are validly tendered and not withdrawn.

In the event that:

•	any changes in law or the applicable interpretations of the SEC do not permit us to effect the exchange offer;

•	the exchange offer is not consummated within 240 days after the original issue date of the outstanding notes;

•	any holder notifies us that it is prohibited by law or applicable interpretations of the SEC from participating in the exchange offer;

•

in the case of any holder that participates in the exchange offer, such holder does not receive freely transferable notes on the date of the exchange (other than due solely to the status of such holder as an affiliate of the Issuer);

•

the initial purchaser of the outstanding notes so requests with respect to notes that have, or are reasonably likely to be determined to have, the status of unsold allotments in an initial distribution; or

•	or any holder of notes that is not entitled to participate in the exchange offer so requests then, the Issuer and the Guarantors shall as promptly as practicable, but in no event later than 45 days after the occurrence of any of the above shelf registration statement triggering events, file with the SEC a shelf registration statement covering resales of the outstanding notes by holders who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement.

Procedures for Tendering

All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC. We have confirmed with DTC that the outstanding notes may be tendered using ATOP. The exchange agent will establish an account with DTC for purposes of the exchange offer promptly after the commencement of the exchange offer, and DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer their outstanding notes to the exchange agent via ATOP. In connection with the transfer, DTC will send an “agent’s message” to the exchange agent as well as a book-entry confirmation of the transfer of the tendered outstanding notes into the exchange agent’s account at DTC. The agent’s message will state that DTC has received instructions from the participant to tender outstanding notes and that the participant agrees to be bound by the terms of the letter of transmittal. By using the ATOP procedures described above, you will not be required to deliver a letter of transmittal to the exchange agent. You will, however, be bound by the letter of transmittal’s terms just as if you had signed it. The agent’s message must be received by the exchange agent at or prior to the expiration of the exchange offer; compliance with ATOP or other applicable DTC procedures does not itself constitute delivery to the exchange agent.

A tender of outstanding notes by a holder will constitute an agreement by the holder to transfer the outstanding notes to us in exchange for exchange notes on the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

If you are the beneficial owner of outstanding notes that are registered in the name of a broker-dealer, commercial bank, trust company, or other nominee and you wish to tender, you should contact the registered holder promptly and instruct such holder on your behalf.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered outstanding notes will be determined by us in our sole discretion, and that determination will be final and binding. We reserve the right to reject any outstanding notes which are not properly tendered or the acceptance of which we believe might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes, without being required to waive the same defects, irregularities or conditions as to other outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured by the expiration date, or by such later time as we may determine. Although we intend to request the exchange agent to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until all defects and irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

We have the right (subject to limitations contained in the indenture) (1) to purchase or make offers for any outstanding notes that remain outstanding after the expiration date and (2) to the extent permitted by applicable law, to purchase outstanding notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, a holder will be representing to us, among other things, that: (1) it or the person who will acquire the exchange notes being issued as a result of the exchange offer (whether or not that is the holder) will be acquiring them in the ordinary course of that person’s business, (2) neither the holder nor any such other person has an arrangement or understanding with any person to participate in a distribution of the exchange notes, (3) it is not a broker-dealer that owns outstanding notes acquired directly from us or an affiliate of ours, (4) it is not an “affiliate” of the company (as defined in Rule 405 under the Securities Act) or any of the guarantors, and (5) it is not acting on behalf of any other person who could not truthfully make the representation described in this paragraph. In addition, if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as result of market-making activities or other trading activities, the holder will, by tendering, acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of those exchange notes.

Conditions of the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange securities for, any outstanding notes, if:

(a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency which might materially impair our or the guarantors’ ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of the guarantors that would impair our or their ability to proceed;

(b) the exchange offer would violate any law or interpretation by the staff of the SEC; or

(c) any governmental approval has not been obtained, which approval we deem necessary for the consummation of the exchange offer.

If any of the conditions are not satisfied, we may (1) refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders, (2) extend the exchange offer and retain all outstanding notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such outstanding notes (see “— Withdrawal of Tenders”), (3) waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered outstanding notes which have not been withdrawn, (4) terminate the exchange offer, or (5) amend the exchange offer.

Guaranteed Delivery Procedures

Holders who wish to tender their outstanding notes but cannot complete the procedure for book-entry transfer prior to the expiration of the exchange offer may effect a tender if:

(a) The tender is made through an eligible institution;

(b) Prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand) setting forth the name and address of the eligible holder and the principal amount of outstanding notes tendered, stating that the tender is being made by that notice of guaranteed delivery, and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, confirmation of a book-entry transfer into the exchange agent’s account at DTC and an agent’s message will be delivered to the exchange agent; and

(c) Confirmation of a book-entry transfer into the exchange agent’s account at DTC and an agent’s message is received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon the request to the exchange agent, a form of notice of guaranteed delivery will be sent to holders who wish to use the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise described below, tenders of outstanding notes may be withdrawn at any time prior to midnight, New York City time, on the expiration date. For a withdrawal to be effective, you must comply with the appropriate procedures of the ATOP system. Any notice of withdrawal must (1) specify the name of the person who deposited the outstanding notes to be withdrawn, (2) identify the outstanding notes to be withdrawn (including the principal amounts of the outstanding notes), (3) specify the name in which the withdrawn outstanding notes are to be registered, if different from that of the depositor, and (4) otherwise comply with the requirements of DTC and ATOP. All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us in our sole discretion, and that determination will be final and binding on all parties. Any outstanding notes which are withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect to those outstanding notes unless they are validly re-tendered. Any outstanding notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered at any time prior to the expiration date in accordance with the procedures described above under “— Procedures for Tendering.”

Fees and Expenses

We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation of tenders is being made by mail. However, solicitations also may be made by telecopy, telephone or in person by officers and regular employees of ours and our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes for exchange notes pursuant to the exchange offer. If, however, exchange notes or outstanding notes for principal amounts which are not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, a person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of a person other than the person who agrees to be bound by the letter of transmittal, or if a transfer tax is imposed for any other reason, other than the exchange of outstanding notes for exchange notes pursuant to the exchange offer, the tendering holder must pay the transfer taxes (whether imposed on the registered holder or any other person). Unless satisfactory evidence of payment of transfer taxes or exemption from the need to pay them is submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder. We may refuse to issue exchange notes in exchange for outstanding notes, or to return outstanding notes which are not exchanged, until we receive evidence satisfactory to us that any transfer taxes payable by the holder have been paid.

Consequences of Failure to Exchange Outstanding Notes

If a holder does not exchange outstanding notes for exchange notes in response to the exchange offer, the outstanding notes will continue to be subject to the restrictions on transfer described in the legend on the certificate evidencing the outstanding notes, and will not have the benefit of any agreement by us to register outstanding notes under the Securities Act. In general, notes may not be offered or sold, unless the sale is registered under the Securities Act, or unless the offer and sale are exempt from, or not subject to, the Securities Act or any applicable state securities laws.

Participation in the exchange offer is voluntary and holders should carefully consider whether to accept the exchange offer and tender their outstanding notes. Holders of outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Accounting Treatment

The exchange notes will be recorded in our accounting records at the same carrying value as the outstanding notes on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer should be addressed to the exchange agent, as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier

WELLS FARGO BANK, N.A.

Corporate Trust Operations

MAC N9303-121

PO Box 1517

Minneapolis, MN 55480

In Person by Hand Only:

WELLS FARGO BANK, N.A.

12th Floor – Northstar East Building

Corporate Trust Operations

608 Second Avenue South

Minneapolis, MN 55479

WELLS FARGO BANK, N.A.

Corporate Trust Operations

MAC N9303-121

Sixth & Marquette Avenue

Minneapolis, MN 55479

By Facsimile:

(For Eligible Institutions Only):

Fax (612) 667-6282

Attn: Bondholder Communications

For Information or Confirmation by Telephone: (800) 344-5128, Option 0 Attn: Bondholder Communications

Requests for additional copies of this prospectus or the letter of transmittal or accompanying documents should be directed to the exchange agent.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Important Notice:

Treasury Department Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”), we inform you that (i) any U.S. federal income tax discussion contained herein is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code, (ii) any such tax discussion is written in connection with the promotion or marketing of the matters addressed herein, and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The following summary describes material United States federal income tax consequences to you associated with (1) the exchange offer and (2) the ownership and disposition of exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), legislative history, administrative pronouncements and practices of the IRS, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. Future changes, legislation, Treasury regulations, administrative interpretations and practices and court decisions may adversely affect, perhaps retroactively, the tax consequences contained in this discussion. We have not sought any ruling from the IRS, nor have we sought an opinion from counsel with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with these statements and conclusions, nor is there any assurance that such statements and conclusions will be sustained by a court if challenged by the IRS.

This summary assumes, that the notes are held (and the exchange notes will be held) as capital assets within the meaning of section 1221 of the Code. This summary does not address all the tax consequences that may be relevant to you in light of your particular circumstances. State, local and non-U.S. income tax laws may differ substantially from the corresponding United States federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or non-U.S. jurisdiction. Additionally, this summary also does not address any aspects of United States federal tax law other than income tax law, such as estate or gift tax laws. Further, this summary does not address the tax consequences relevant to persons who receive special treatment under the United States federal income tax laws including, without limitation:

•	banks, thrifts, and other financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	regulated investment companies and real estate investment trusts;

•	U.S. expatriates;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons holding notes as a hedge against currency risks or as a position in a straddle;

•	persons subject to alternative minimum tax;

•	U.S. holders that hold their notes through non-U.S. brokers or other non-U.S. intermediaries; and

•	U.S. holders (as defined below) whose functional currency is not the United States dollar.

United States tax federal income treatment with respect to a note held by an entity that is classified as a partnership for United States federal income tax purposes will depend on the activities of the entity and the status of the members or partners of the entity. Members or partners of an entity classified as a partnership for United States federal income tax purposes should consult their own tax advisor regarding the United States federal income tax consequences to them associated with the exchange offer as well as the ownership and disposition by such entity of the exchange notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS BASED ON THEIR PARTICULAR CIRCUMSTANCES WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AS WELL AS THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES.

HOLDERS OF EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this section, the term “U.S. holder” means the beneficial owner of a note or an exchange note, as applicable, that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of such trust, or that has made a valid election to be treated as a United States person.

As used in this section, the term “non-U.S. holder” means the beneficial owner of a note or an exchange note, as applicable, that is, for United States federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. holder.

Exchange Offer

An exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a significant modification of the terms of the notes and therefore will not constitute a taxable exchange or other taxable event for United States federal income tax purposes. Accordingly, there will be no United States federal income tax consequences to holders who exchange their outstanding notes for exchange notes in connection with the exchange offer and any such holder will have the same adjusted tax basis and holding period in the exchange notes as such holder had in the outstanding notes immediately before the exchange.

Effect of Certain Contingent Payments

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes. The obligation to make such payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” Under applicable Treasury regulations, the possibility that such an amount will be paid will not affect the amount, timing or character of income recognized by a holder with respect to the notes if, as of the date the notes were issued, there is only a remote chance that any such amount will be paid, such amounts (in the aggregate) are incidental, or certain other exceptions apply. We intend to take the position that the contingencies associated with the exchange notes should not cause the exchange notes to be subject to the contingent payment debt instrument rules. Our determination is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS, and if the IRS were to successfully challenge this determination, a holder subject to U.S. federal income taxation might be required to accrue interest income at a higher rate than the stated interest rate on the exchange notes, and to treat as ordinary income (rather than capital gain) any gain realized on the taxable disposition of an exchange note. The remainder of this discussion assumes that the exchange notes will not be treated as contingent payment debt instruments. Investors should consult their own tax advisor about this issue.

U.S. Holders — Ownership and Disposition of Notes

Stated Interest

A U.S. holder generally will include in gross income payments of stated interest received or accrued on an exchange note in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes as ordinary interest income from sources within the United States.

Sale or Exchange of Exchange Notes

A U.S. holder generally will recognize gain or loss upon the sale or exchange (including a retirement or redemption) of an exchange note equal to the difference, if any, between the amount realized upon such sale or exchange (excluding any amounts attributable to accrued but unpaid stated interest, which will be taxed as ordinary interest income to the extent not previously so taxed) and the U.S. holder’s adjusted tax basis in the exchange note. A U.S. holder’s adjusted tax basis of an exchange note is generally equal to the cost it paid for such exchange note. Generally, any gain or loss recognized upon a sale or exchange of an exchange note by a U.S. Holder will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the exchange notes is more than one year at the time of the sale or exchange. For non-corporate U.S. holders, long-term capital gains may be subject to reduced rates of taxation when compared to the rates of taxation applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Additional Medicare Surtax

In addition to the U.S. federal income tax imposed on interest income and capital gain (discussed above) certain individuals, estates and trusts whose income exceeds an applicable threshold generally will be required to pay a 3.8% Medicare surtax on “net investment income.” For these purposes, “net investment income” includes, among other things, interest income and gain from the sale or other disposition in respect of securities like the exchange notes.

Backup Withholding and Information Reporting

We will, where required, report to the U.S. holders of notes and the IRS the amount of any stated interest paid on the exchange notes as well as proceeds from the disposition (including retirement or redemption) of exchange notes in each calendar year and the amounts of tax withheld, if any, from those payments. A U.S. holder of an exchange note may be subject to backup withholding tax with respect to payments made on the exchange notes as well as proceeds from the disposition of exchange notes unless the holder:

•	is a corporation or comes within other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

Each U.S. Holder may provide such U.S. Holder’s correct taxpayer identification number and certify that such U.S. Holder is not subject to backup withholding by completing and submitting IRS Form W-9 or its substitute form. A U.S. Holder of exchange notes who does not provide the payor with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

Amounts withheld and remitted to the IRS pursuant to the backup withholding rules do not constitute an additional tax and will be credited against the U.S. Holder’s United States federal income tax liabilities, so long as the required information is timely provided to the IRS. If backup withholding results in an overpayment of tax for a particular U.S. Holder, then such U.S. Holder may be entitled to a refund so long as the required information is timely provided to the IRS.

Non-U.S. Holders — Ownership and Disposition of Notes

Stated Interest

Subject to the discussions of backup withholding and FATCA below, interest received or accrued on the exchange notes by a non-U.S. holder will not be subject to United States federal income taxes or withholding tax if such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder and such non-U.S. holder:

•	does not actually or constructively own 10% or more of the total combined voting power of our outstanding stock;

•	is not controlled foreign corporation related to us;

•	is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	appropriately certifies as to its foreign status.

A non-U.S. holder can generally meet this certification requirement by providing a properly executed IRS Form W-8BEN or appropriate substitute form to us or our paying agent.

If a non-U.S. holder does not qualify for an exemption from withholding under these rules, then interest income will be subject to withholding tax at the rate of 30% at the time such amount is paid, unless the holder provides us with either (i) a properly executed IRS Form W-8BEN (or successor form), claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty, or (ii) a properly executed IRS Form W-8ECI (or successor form) stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with such holder’s United States trade or business.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on an exchange note is effectively connected with the conduct of that trade or business, such holder will be subject to United States federal income tax on a net income basis generally in the same manner as a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if such non-U.S. holder is a foreign corporation, it generally will be subject to a 30% (or a lower applicable treaty rate) branch profits tax on its effectively connected earnings and profits.

Sales or Exchanges of Exchange Notes

Subject to the discussions of backup withholding and FATCA below, a non-U.S. holder generally will not be subject to United States federal income tax on any amount which constitutes capital gain upon the sale or exchange (including retirement or redemption) of an exchange note, unless either of the following is true:

•	The holder’s gain on the sale or exchange of the exchange notes is effectively connected with a United States trade or business; or

•	The holder is an individual who is present in the United States for 183 or more days in the taxable year within which the sale or exchange takes place and certain other requirements are met.

Any gain recognized by a non-U.S. holder described in the first bullet point above would be subject to United States federal income tax on a net basis in generally the same manner as a U.S. holder, unless an applicable income tax treaty provides otherwise. In addition, if such non-U.S. holder is a foreign corporation, it generally will be subject to a 30% (or a lower applicable treaty rate) branch profits tax on its effectively connected earnings and profits (subject to adjustments). A non-U.S. holder described in the second bullet point will generally be subject to a flat 30% tax on any gain derived from that sale or exchange, which gain may be offset by U.S. source capital losses of such non-U.S. holder, if any.

Additional Medicare Surtax

As discussed above, under U.S. Holders–Additional Medicare Surtax,” there is a new 3.8% Medicare surtax on the “net investment income” of certain U.S. holders that are individuals, estates or trusts. It is unclear whether this will also apply to non-U.S. holders that are estates or trusts and have one or more U.S. beneficiaries. Such non-U.S. holders and their beneficiaries should consult their tax advisors regarding this issue.

Backup Withholding and Information Reporting

Under current law, backup withholding and information reporting will generally be required with respect to interest on exchange notes paid to non-U.S. holders unless the beneficial owner of the exchange note certifies its non-U.S. status by providing a statement described above in “Non-U.S. holders — Taxation of Interest” (e.g., IRS Form W-8BEN) or the non-U.S. holder is an exempt recipient and, in each case, the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person.

Information reporting requirements and, depending on the circumstances, backup withholding tax will apply to any payment of the proceeds of the sale (including a retirement or redemption) of an exchange note effected within the United States or conducted through certain U.S. related financial intermediaries, unless the beneficial owner certifies that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined in the Internal Revenue Code), or the beneficial owner otherwise establishes its right to an exemption.

If you are a non-U.S. holder of exchange notes, you should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption therefrom, and the procedure for obtaining the exemption, if available. Any amounts withheld from payments to you under the backup withholding rules do not constitute an additional tax and will be allowed as a refund or a credit against your United States federal income tax liability, provided that the required information is timely furnished to the IRS.

The Foreign Account Tax Compliance Act (“FATCA”)

Congress recently enacted the “Hiring Incentives to Restore Employment Act” (the “HIRE Act”), which includes FATCA. Under FATCA, foreign entities and foreign financial institutions (e.g., foreign entities acting as intermediaries for investors, most hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of size) (collectively “foreign payees”) must comply with new information reporting rules with respect to their U.S. account holders and investors. These new information reporting rules require foreign payees to provide extensive information to the IRS regarding all U.S. persons who have accounts in (or in some instances, who own debt or equity interest in) such foreign payees and in certain cases enter into an agreement with the IRS. Failure of such foreign payees to comply with these new information reporting rules will result in a new withholding tax on U.S. source payments made to such foreign payees.

Specifically, subject to the grandfathering rule discussed below, a foreign payee that does not comply with the FATCA reporting requirements generally will be subject to a new 30% withholding tax with respect to any “withholdable payments” made after certain applicable dates. For this purpose, “withholdable payments” includes, by way of example only, payments of interest made after December 31, 2013, and payments of gross proceeds arising from the sale (including a retirement or redemption) of securities, such as the notes after December 31, 2016. This new withholding tax generally applies to withholdable payments to noncompliant foreign payees even if such payments would not have been subject to the withholding tax rules otherwise applicable to certain payments to Non-U.S. Holders.

Final regulations provide that FATCA will not apply to any debt instrument outstanding on January 1, 2014 unless such debt instrument is significantly modified after such date.

Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Exchange Offer

Pursuant to the exchange offer, the outstanding notes may be exchanged for exchange notes which will be identical in all respects to the notes except that they will have been registered under the Securities Act. The exchange of outstanding notes for exchange notes will be treated as a “non-event” for United States federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. A holder of outstanding notes will have the same basis and holding period in the exchange notes that it had in the outstanding notes immediately prior to the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with sales of exchange notes received in exchange for outstanding notes which were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business on the date that is 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at prices which may or may not be based upon market prices prevailing at the time of the sale. Any such sale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that sells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit from sale of the exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation. The letter of transmittal states that a broker-dealer will not, by delivering a prospectus, be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes and the exchange notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and the related guarantees has been passed upon for Meritage by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Meritage Homes Corporation’s Annual Report on Form 10-K and the effectiveness of Meritage Homes Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

In addition, the audited financial statements of MTH Mortgage, LLC as of and for the year ended December 31, 2012, including the report of Grant Thornton, LLP, independent certified public accountants, filed pursuant to Rule 3-09 of Regulation S-X, are incorporated by reference herein. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

Meritage and the Guarantors have filed with the SEC a registration statement on Form S-4 (together with all amendments and exhibits thereto, the “registration statement”) under the Securities Act for the registration of the exchange notes offered hereby. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Meritage, the Guarantors and the exchange notes offered hereby, reference is made to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus concerning the contents of any contract or other document are not necessarily complete. With respect to each such contract or other document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information may be read and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC (at http://www.sec.gov). Meritage’s common stock is listed on the New York Stock Exchange under the symbol “MTH”. Reports, proxy statements and other information relating to Meritage can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also find the reports, proxy statements and other information we file with the SEC on our website at www.meritagehomes.com.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are incorporating by reference certain information that we have filed under the informational requirements of the Exchange Act. The information contained in the documents we are incorporating by reference is considered part of this prospectus. We are incorporating by reference the following documents, which we have already filed or furnished with the SEC:

Filing	Date Filed
Annual Report on Form 10-K for the year ended December 31, 2012	February 22, 2013
Proxy Statement on Schedule 14A	March 26, 2013
Current Report on Form 8-K	February 14, 2013
Current Reports on Form 8-K	February 27, 2013
Current Report on Form 8-K	March 13, 2013
Current Report on Form 8-K	March 27, 2013
Current Report on Form 8-K	March 29, 2013

All documents filed by Meritage under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus until the exchange offer is completed are incorporated into this prospectus by reference and will constitute part of this prospectus from the date they are filed.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document subsequently filed with the SEC which is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

If information in any of these incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

You may request from us a copy of any document we incorporate by reference at no cost, excluding all exhibits to such incorporated documents unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document, by making such a request in writing or by telephone to the following address:

Meritage Homes Corporation

17851 North 85th Street, Suite 300

Scottsdale, Arizona 85255

Attention: Investor Relations

(480) 515-8100

Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.

SUBSIDIARY GUARANTORS AND FINANCIAL STATEMENTS

Each subsidiary guarantor is exempt from Exchange Act reporting pursuant to Rule 12h-5 under the Exchange Act, as:

•	Meritage Homes Corporation has no independent assets or operations;

•	the guarantees of the subsidiary guarantors are full and unconditional and joint and several; and

•	any subsidiaries of Meritage Homes Corporation other than the subsidiary guarantors are, individually and in the aggregate, minor.

There are no significant restrictions on the ability of Meritage Homes Corporation or any subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan. In the event that a guarantor sells or disposes of all of such guarantor’s assets, or in the event that we sell or dispose of all of the equity interests in a guarantor, by way of merger, consolidation or otherwise, in each case in accordance with the terms and conditions set forth in the Indenture, then such guarantor will be released and relieved of any obligations under its note guarantee.

$175,000,000

OFFER TO EXCHANGE

$175,000,000 of 4.50% Senior Notes due 2018

and the full and unconditional, joint and several

guarantees thereof by all of our existing subsidiaries

(other than our Unrestricted Subsidiaries)

that have been registered under the Securities Act of 1933

for any and all of our outstanding

$175,000,000 of 4.50% Senior Notes due 2018

and the full and unconditional, joint and several

guarantees thereof by all of our existing subsidiaries

(other than our Unrestricted Subsidiaries)

that have not been registered under the Securities Act of 1933

PROSPECTUS

April 24, 2013

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities.

We have agreed that, for a period of 180 days after the consummation of this exchange offer, we will make this prospectus available to any broker-dealer for use in connection with the resale of exchange notes. See “Plan of Distribution.”